THE POTOMAC EDISON COMPANY

800 Cabin Hill Drive

Greensburg, Pennsylvania 15601

                    August 29, 2005

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	The Potomac Edison Company
Registration Statement on Form S-4
File No. 333-124473

Ladies and Gentlemen:

The Potomac Edison Company (the “Registrant”) is registering an exchange offer pursuant to its Registration Statement on Form S-4 (File No. 333-124473) (the “Exchange Offer”) in reliance on the staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrant represents as follows:

1. The Registrant has not entered into any arrangement or understanding with any person to distribute the bonds to be received in the Exchange Offer (the “Bonds”) and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Bonds in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Bonds to be received in the Exchange Offer.

2. In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Bonds to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3. The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Bonds should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4. The Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds old bonds (as described in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Bonds in exchange for such old bonds pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Bonds.

5. The Registrant will require the exchange offeree to represent to the following additional provisions:

(a)	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the Bonds.

(b)	If the exchange offeree is a broker-dealer holding old bonds acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Bonds received in respect of such old bonds pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours, THE POTOMAC EDISON COMPANY

By:	/s/ Hyun Park
Name: Hyun Park Title: Vice President and Secretary